SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G/A
                                 (Rule 13d-102)
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 AMENDMENT NO. 1

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)



                            Verso Technologies, Inc.
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                                (Name of Issuer)


                          Common Stock, par value $0.01
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                         (Title of Class of Securities)


                                    925317109
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                                 (CUSIP Number)

                                  June 22, 2006
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          (Date of Event Which Requires this Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

          [_] Rule 13d-1(b)

          [x] Rule 13d-1(c)

          [_] Rule 13d-1(d)


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(1)    The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Explanatory Note: Pursuant to Rule 13d-2 promulgated under the Securities Exchange Act of 1934, the undersigned is hereby voluntarily filing, in advance of the February 14, 2007 deadline for such filing, this Amendment No. 1 to the
Schedule 13G originally filed on June 26, 2006 by the undersigned. This amendment reflects the open market purchase by the undersigned of 33,000 shares of common stock of the Issuer on June 22, 2006 and of 7,000 shares of common stock of the Issuer on June 27, 2006, and corrects the percent of the class represented by the undersigned's ownership.

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1.       NAME OF REPORTING PERSONS

         Donald J. Slowinski

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)


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2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a) [ ]
                                                                 (b) [X]
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3.      SEC USE ONLY


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4.      CITIZENSHIP OR PLACE OF ORGANIZATION

        U.S.A.

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  NUMBER OF    5.   SOLE VOTING POWER
   SHARES           5,840,000 (1)

               -----------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER
  OWNED BY          0

               -----------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER
  REPORTING         5,840,000 (1)

               -----------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER
    WITH            0

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9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        5,840,000

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10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

        Not applicable                                           [_]
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11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        17.6% of outstanding Common Shares (2)
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12.     TYPE OF REPORTING PERSON

        IN
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(1) See Item 4(c)

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Item 1(a).  Name of Issuer:

Verso Technologies, Inc.

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Item 1(b).  Address of Issuer's Principal Executive Offices:

400 Galleria Parkway, Suite 200, Atlanta, Georgia  30339

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Item 2(a).  Name of Person Filing:

Mr. Slowinski is deemed to be the beneficial owner of the Shares of Common Stock. Mr. Slowinski is the sole member of Winslow Asset Group, LLC (WAG), the general partner of SCS Fund, L.P. (SCS), which owns the shares of Common Stock.

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Item 2(b).  Address of Principal Business Office, or if None, Residence:

5696 Peachtree Parkway, Suite A, Norcross, GA 30092
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Item 2(c).  Citizenship:

U.S.A.
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Item 2(d).  Title of Class of Securities:

Common Stock, par value $0.01

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Item 2(e).  CUSIP Number

925317109
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Item 3.  If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or
         (c), Check Whether the Person Filing is a:

(a)     [_] Broker or dealer registered under Section 15 of the Exchange Act.
(b)     [_] Bank as defined in Section 3(a)(6) of the Exchange Act.
(c)     [_] Insurance company as defined in Section 3(a)(19) of the Exchange
               Act.

(d)     [_] Investment company registered under Section 8 of the Investment
               Company Act.

(e)     [_] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)     [_] An employee benefit plan or endowment fund in accordance with
               Rule 13d-1(b)(1)(ii)(F);

(g)     [_] A parent holding company or control person in accordance with
               Rule 13d-1(b)(1)(ii)(G);

(h)     [_] A savings association as defined in Section 3(b) of the Federal
               Deposit Insurance Act;

(i)     [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)     [_] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. [x]

Item 4.  Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned:

              5,840,000

     (b)  Percent of class:

              17.6% (2)

     (c)  Number of shares as to which such person has:

          (i)    Sole power to vote or to direct the vote:
                     5,840,000 (1)
          (ii)   Shared power to vote or to direct the vote:
                     0
          (iii)  Sole power to dispose or to direct the disposition of:
                     5,840,000 (1)
          (iv)   Shared power to dispose or to direct the disposition of:
                     0

(1) Includes 2,940,000 shares of Verso's common stock and 8,765.7122 shares of Verso's newly-designated Series C Preferred Stock (the "Preferred Shares") issued in connection with the acquisition of all of the outstanding equity interests of Winslow Asset Holdings, LLC from Winslow Asset Group, Inc. pursuant to a Securities Purchase Agreement dated June 15, 2006. The Preferred Shares automatically convert into a total of 2,900,000 shares of common stock upon the effectiveness of an amendment to Verso's articles of incorporation to increase the number of authorized shares of Common Stock as specified in the Statement of Rights of the Series C Preferred Stock (the "Amendment"). Verso has agreed to use commercially reasonable efforts to seek shareholder approval of the Amendment at Verso's 2006 annual meeting of shareholders (including any adjournment or postponement thereof, the "Meeting"). If the Amendment is not approved by Verso's shareholders at the Meeting, then (i) the Preferred Shares may convert at the option of the holder at any time thereafter to the extent Verso has authorized shares of Common Stock available to permit such conversion; and (ii) Verso shall continue to use commercially reasonable efforts to obtain such approval as soon as practicable after the Meeting, but no less frequently than quarterly.

     The Preferred Shares have the right to vote with respect to any matter submitted to a vote of Verso's shareholders on an as-converted basis, with each holder of a Preferred Share being entitled to cast a number of votes with respect to such share on any such matter equal to the number of Conversion Shares issuable upon conversion of such Preferred Share (without regard to any restriction on such conversion). Any vote entitled to be cast by the holders of the Preferred Shares shall be cast together with the votes cast by the Common Stock and not as a separate class except as otherwise provided by law. SCS has agreed to vote the Common Shares and Preferred Shares in accordance with the recommendation of Verso's Board of Directors on each matter presented for a shareholder vote at the Meeting.

(2) Based on 33,104,196 shares outstanding as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2006, and the 5,840,000 shares owned by SCS.

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Item 5.   Ownership of Five Percent or Less of a Class.

          Inapplicable
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Item 6.   Ownership of More Than Five Percent on Behalf of Another Person.

          Inapplicable
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

Item 7. Identification and Classification of the Subsidiary which acquired the Security Being Reported on by the Parent Holding Company.

          Inapplicable
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Item 8.   Identification and Classification of Members of the Group.

          Inapplicable
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Item 9.   Notice of Dissolution of Group.

          Inapplicable
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Item 10.  Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Gerald L. Baxter
---------------------------
Gerald L. Baxter
by power of attorney

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).